Early Warning Report

Form 62-103F1

Filed pursuant to National Instrument 62-103

Item 1 – Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares ("**Shares**") in the capital of Victory Nickel Inc.

The issuer is Victory Nickel Inc. ("**VN**"), with a head office at 80 Richmond Street West, Suite 1802, Toronto, Ontario M5H 2A4.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

On January 21, 2021, the Acquiror and VN entered into an asset purchase agreement (the "**APA**") whereby, among other things, the Acquiror agreed to subscribe for and purchase (the "**Private Placement**"), on a private placement basis, 40,000,000 Shares at a deemed price of $0.025 per Share for aggregate consideration of $1,000,000 concurrent with the closing of the asset purchase under the APA, all of which occurred on February 9, 2021. The Private Placement did not occur on a market.

Item 2 – Identity of the Acquiror

2.1 State the name and address of the acquiror.

Silver Elephant Mining Corp. (the "**Acquiror**")
Suite 1610 - 409 Granville Street
Vancouver, British Columbia V6C 1T2

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

See Item 1.2.

2.3 State the names of any joint actors.

None.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

On February 9, 2021, the Acquiror acquired control over 40,000,000 Shares under the Private Placement and as part of the transactions contemplated under the APA. Immediately prior to the Private Placement, the Acquiror held no securities in VN. Immediately following the Private Placement, the Acquiror held 40,000,000 Shares which represents approximately 29.0% of the issued and outstanding Shares on a non-diluted basis. All 40,000,000 Shares are held directly by the Acquiror and no joint actor of the Acquiror holds any securities of VN.

3.2   **State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.**

See Item 3.1.

3.3   **If the transaction involved a securities lending arrangement, state that fact.**

Not applicable.

3.4   **State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.**

See Item 3.1.

3.5   **State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which**

(a)   **the acquiror, either alone or together with any joint actors, has ownership and control,**

See Item 3.1.

(b)   **the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and**

Not applicable.

(c)   **the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

3.6   **If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.**

Not applicable.

3.7 **If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.**

Not applicable.

3.8 **If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.**

Not applicable.

Item 4 – Consideration Paid

4.1 **State the value, in Canadian dollars, of any consideration paid or received per security and in total.**

The Acquiror paid to VN $0.025 per Share for a total consideration of $1,000,000.

4.2 **In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.**

See Item 4.1

4.3 **If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.**

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

    (a) **the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;**

    (b) **a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;**

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer's business or corporate structure;

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

The Acquiror acquired 40,000,000 Shares for investment purposes. The Acquiror intends to evaluate its investment in VN and to increase or decrease its shareholdings from time to time as it may deem appropriate.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The Acquiror and VN have entered into a voting trust agreement in respect of the Shares acquired by the Acquiror whereby the Acquiror has agreed it shall either vote the Shares held by the Acquiror in accordance with the direction of VN or shall abstain from voting such Shares.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent's best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 9th day of February, 2021

SILVER ELEPHANT MINING CORP.

"John Lee"
_____
by its authorized signatory
Name: John Lee
Title: Chief Executive Officer